Getfugu, Inc.

600 Townsend Street
San Francisco, CA  94103

July 20, 2009

Filed Via Edgar

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, NE Washington, DC 20549 Attention: Ms. Linda Cvrkel, Branch Chief

Re:	GetFugu, Inc.
Form 10-Q for the fiscal quarter ended March 31, 2009
Filed May 20, 2009
File No.  333-143845

Dear Ms. Cvrkel:

This letter is being filed in response to a comment letter received from the Staff of the Securities and Exchange Commission by letter dated June 29, 2009 with respect to the above-referenced filing of GetFugu, Inc. (the “Company”).  The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-Q for the quarter ended March 31, 2009
Management’s Discussion and Analysis, page 10
For the Quarters Ended March 31, 2009 and 2008, page 11
Results of Operations, page 11

1.
We note that you disclose selling, general and administrative expenses increased $308,767 due to an increase in expenses related to the commencement of operations.  Please tell us and revise future filings to disclose the nature and type of the expenses included in selling, general and administrative expenses and why such costs would increase upon the commencement of operations.  To the extent that period to period changes are attributed to more than one factor, you should quantify the amounts related to each significant factor to provide the reader with the proper context for understanding your business.

Ms. Linda Cvrkel
July 20, 2009

Selling, general and administrative expenses (SG&A) were $316,537 and $7,770 for the quarters ending March 31, 2009 and 2008, respectively.  The increase of $308,767 was attributable to the Company’s commencement of operations during the first quarter of 2009.  Prior to that time the Company was largely inactive, and as of year end 2008 was a shell company.  Prior to the first quarter of 2009, SG&A consisted solely of professional fees associated with compliance costs.  For the first quarter of 2009, SG&A was comprised of $96,250 in professional consulting in support of product development, $93,333 in consulting fees related to capital-raising efforts, $70,104 in legal fees related to corporate work, $30,000 in marketing consulting, $17,687 in travel and entertainment and $9,163 in investor relations.  The Company will disclose in future filings the nature and types of expenses included in SG&A and an explanation of why such expenses changed upon the commencement of operations.  We will also quantify the amounts related to each significant factor in SG&A to provide the reader with the proper context for understanding our business.

Note 2.  Stockholders’ Deficit, page 9

2.
Reference is made to the issuance of 15,937,499 shares of common stock for services during the quarter-ended March 31, 2009.  It is unclear to us how you determined the fair market value of such shares of $.005 per share when you sold shares of the Company’s common stock in private placement transactions during and subsequent to quarter-ended March 31, 2009 for $.50 per share (105,000 shares of common stock for gross proceeds of $52,500 and 950,000 shares of common stock for gross proceeds of $475,000). In this regard, please explain to us the reason(s) for the discrepancy in the valuation of the Company’s common stock that were issued at around the same period of time.  Alternatively you may revise your financial statements accordingly.  We may have further comment upon receipt of your response.

Prior to the Agreement for the Assignment of Patent Rights, which was executed on April 9, 2009 (the “Assignment Agreement”), the Company had no market for its stock and no active business.  The Company’s officers believed, based on an internal analysis, that $0.005 per share was an appropriate valuation for the 15,937,499 shares issued during the quarter ended March 31, 2009 (prior to the Assignment Agreement on April 9).  Of these 15,937,499 shares, approximately 14,687,499 were issued between January 6, 2009 and March 4, 2009 and the balance was issued on March 18, 2009.

The primary basis for the Company’s valuation of shares issued during the first quarter was the last significant transaction in the Company’s common stock, which occurred on August 22, 2008.  This transaction involved the private re-sale of 4,000,000 shares of Company stock on August 22, 2008 (prior to the 12:1 forward stock split in January 2009) for $264,000 or $0.066 per share.  This amount converts to $0.0055 per share on a post-split basis.  This transaction was reported by the Company (under its prior name Madero, Inc.) on a Form 8-K filed on September 5, 2008.

As the Staff notes, the Company issued 105,000 shares for gross proceeds of $52,500 in a private placement on March 30, 2009.  The sales price of $0.50 per share was negotiated with the investor in anticipation of the Assignment Agreement, which was executed a few days later.  An additional 950,000 shares were sold for $475,000 in April and May 2009 after execution of the Assignment Agreement, and once the Company’s shares began to trade more actively.  Based on the timing of these events, the Company continues to believe that the valuation of $0.005 per share was appropriate for the 15,937,499 shares issued during the quarter ended March 31, 2009.

Ms. Linda Cvrkel
July 20, 2009

Note 4.  Subsequent Events, Page 9

3.
We note that effective April 9, 2009, you entered into an Agreement for the Assignment of Patent Rights (the “Assignment Agreement”) with MARA Group Ltd.  Pursuant to the Assignment Agreement the Company acquired eight patent applications from MARA Group Ltd. In exchange for 25 million newly-issued shares of the Company’s common stock.  In this regard, please tell us and disclose in future filings how the 25 million shares of the Company’s common stock issued in exchange for the patented applications will be valued and accounted for within your financial statements.  Further, tell us whether the acquisition of the patented applications will be accounted for as a business combination or asset purchase, and the basis for which you relied upon in determining the appropriate accounting treatment.  We may have further comment upon receipt of your response.

The Company has accounted for the acquisition of the patent applications as an asset purchase rather than a business combination, since the patent applications were discrete assets that did not constitute a business.  Since MARA Group Ltd. is under common control with the Company (due to the common ownership by Mr. Carl Freer), the Company recorded the patent applications at MARA’s book value for these assets, and the difference between the fair market value of the stock issued to MARA and the book value of the assets will be considered a deemed dividend to MARA.

Related Party Transactions

4.
According to the Form 8-K dated April 9, 2009, we note that Mr. Carl Freer is the CEO of Mara Group Ltd.  We also note that you indicate in Item 12 of your Form 10-K for the fiscal year ended December 31, 2009, he owns approximately 35.7% of the Company’s common stock.  Please revise your disclosure in future filings to disclose the nature of this relationship in accordance with paragraph 2 of SFAS No. 57.  Further, tell us whether Carl Freer has management control over the Company as defined in paragraph 24b of SFAS No. 57.  If so, please disclose the existence of this control relationship in accordance with paragraph 4 of SFAS No. 57.

We acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, disclosure as to the nature of the relationship with MARA Group Ltd. and Mr. Carl Freer in accordance with paragraph 2 of SFAS No. 57.  Mr. Carl Freer does have management control over the Company as defined in paragraph 24b of SFAS No. 57, and we will disclose the existence of this control relationship in future filings in accordance with paragraph 4 of SFAS No. 57.

*                      *                      *

Ms. Linda Cvrkel
July 20, 2009

On behalf of the Company, I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding these filings or this response letter to me at (415) 848-8800.  My facsimile is (415) 437-2892.

Sincerely,

/S/ BERNARD STOLAR

Bernard Stolar
Chief Executive Officer